PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 3, 1996)
                                  $200,000,000
                                 [Company Logo]





                            7.05% Debentures Due 2046
                            -------------------------

                     Interest payable April 1 and October 1
                     --------------------------------------

The Offered Debentures may not be redeemed prior to maturity by the Company and do not provide for any sinking fund.  The Offered Debentures will be represented by a global debenture registered in the name of a nominee of The Depository Trust Company, New York, New
            York, as Depositary (the "Depositary"). Beneficial
             interests in the Offered Debentures will be shown
               on, and transfers thereof will be effected
                only through, records maintained by the
                 Depositary and its participants. Except
                   as described in the accompanying
                    Prospectus, Offered Debentures
                     in certificated form will not
                      be issued in exchange for
                         the global debenture.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

                                              Underwriting
                          Price to            Discounts and         Proceeds to
                          Public(1)          Commissions(2)        Company(1)(3)
                        ------------         -------------         -------------


Per Debenture ....           99.739%                1.00%               98.739%

Total ............      $199,478,000           $2,000,000          $197,478,000


(1)   Plus accrued interest, if any, from December 6, 1996 to date of delivery.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3)   Before deducting expenses payable by the Company estimated to be $87,000.

                         -------------------------------

The Offered Debentures offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Offered
Debentures will be made on or about December 6, 1996, through the book-entry facilities of the Depositary, against payment therefor in immediately available funds.

Lehman Brothers                                               Smith Barney Inc.
                                                            Morgan Stanley & Co.
                                                                  Incorporated
December 3, 1996

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 ("1934 Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at, Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D. C. 20549, at prescribed rates. The SEC also maintains a web site (htp://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company. Certain securities of the Company are listed on the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and reports, proxy material and other information concerning the Company may be inspected at the office of that Exchange.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the SEC pursuant to the 1934 Act are incorporated into this Prospectus Supplement and the Prospectus by reference:

         The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

         The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996.

         The Company's Current Reports on Form 8-K filed on March 29, and May 28, 1996.

         The Company hereby undertakes to provide, without charge, to each person to whom a copy of this Prospectus Supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus Supplement, other than exhibits to such documents not specifically incorporated by reference herein. Requests for such copies should be directed to Office of the Treasurer, Citizens Utilities Company, High Ridge Park, Bldg. No. 3, Stamford, Connecticut 06905 (telephone 203-329-8800).

                   Consolidated Summary Financial Information
         (In millions, except percentages, ratios and per-share amounts)




                                                     Twelve Months
                                                        Ended
                                                  September 30, 1996                       Year Ended December 31,
                                              ------------------------------          ------------------------------
INCOME STATEMENT DATA                                                                   1995         1994          1993
---------------------                                                                 --------     --------       -------
Revenues                                                   $1,258                     $1,069         $906          $613

Net Income                                                   $170                       $160         $144          $126

Earnings per Share of Common Stock
   Series A and Series B(1)                                   $.74                      $.70         $.69          $.61

Ratio of Earnings to Fixed Charges(2)                          3.6                        3.4         3.7           5.3



                                                                                              As at December 31,
                                                                                   -----------------------------------------
CAPITALIZATION DATA                            As at September 30, 1996                 1995           1994         1993
-------------------                           ----------------------------              -----          ----         ----
Long-Term Debt                                              $1,388                    $1,187           $994         $548

Equity(3)                                                   $1,844                    $1,560         $1,157         $974

Long-Term Debt to Long-Term
   Debt and Equity                                             43%                       43%            46%          36%







-------------------------------

(1) Common Stock Series A and Series B per-share amounts have been adjusted retroactively for subsequent stock dividends and stock splits through September 30, 1996. No adjustment has been made for Citizens' 1.6% 1996 fourth quarter stock dividend, as this adjustment is immaterial.

(2)"Earnings" consist of income before income taxes plus fixed charges. "Fixed Charges" consist of interest charges and an amount representing the interest factor included in rentals.

(3) Includes shareholders' equity and Company Obligated Mandatorily Redeemable Convertible Preferred Securities.

                           CITIZENS UTILITIES COMPANY

         Citizens Utilities Company (the "Company" or "Citizens") is a diversified operating company which provides, either directly or through subsidiaries, telecommunications, natural gas transmission and distribution, electric distribution, water or wastewater services to customers in areas of twenty states. Divisions of Citizens provide electric distribution and natural gas transmission and distribution services, purchasing most of the electric power needed and all gas supplies. Telecommunications, water and wastewater services are provided either by divisions of Citizens or by its subsidiaries. Citizens is the fifteenth largest local telecommunications company in the nation. Citizens holds a significant investment interest in Centennial Cellular Corp., a cellular telephone company, and owns Electric Lightwave, Inc., an alternative telecommunications service provider operating in five western states, and Citizens Long Distance. Beginning with 1945, the Company has increased its revenues, net income and earnings per share (as adjusted for subsequent stock dividends and stock splits) every year without interruption.

         The Company, with administrative offices at High Ridge Park, Bldg. No. 3, Stamford, Connecticut 06905 (telephone 203-329-8800), was incorporated in Delaware in 1935 to acquire the assets and business of a predecessor corporation. Since then, the Company has grown as a result of investment in its own operations and the acquisition of numerous additional operations.

         As a result of its diversification, the Company is not dependent upon any single geographic area or any one type of service for its revenues. No single state regulatory body regulates a utility service of the Company accounting for more than 11% of the Company's revenues for the twelve months ended September 30, 1996. The Federal Communications Commission regulates interstate telecommunications access services of the Company under price cap regulation which allows the Company considerable flexibility in its pricing. The Company is not aware of any other utility company as fully diversified in both geographic areas served and variety of services provided. The Company's operations are conducted principally in small and medium-sized communities. No material part of the Company's business is dependent upon a single customer or a small group of customers. The loss of any single customer or a small group of customers would not have a materially adverse effect upon the Company. The Company's consumer connections have increased from 26,150 in 1945, to 225,389 in 1965, to 610,585 in 1985, and to over 1,800,000 as of September 30, 1996.

         The Company  continually  considers and is carrying out expansion
through    acquisitions   and   joint   ventures   in   the   rapidly   evolving
telecommunications and cable television industries and in traditional public utility and related businesses.

                            APPLICATION OF PROCEEDS

         The net proceeds from the sale of the Offered Debentures will be used to repay outstanding commercial paper, to fund and to prefund capital expenditures for the construction, extension and improvement of the Company's facilities and services, and for general corporate purposes.

                          RATINGS OF COMPANY SECURITIES

         Standard & Poor's Ratings Group, a division of McGraw-Hill ("Standard & Poor's"), Fitch Investors Services, Inc. ("Fitch") and Duff & Phelps Credit Rating Co. ("Duff & Phelps") have rated the Offered Debentures "AA+" and Moody's Investors Service, Inc. ("Moody's") has rated the Offered Debentures "Aa3".

         Standard & Poor's has also rated the Company's outstanding publicly held Debentures and Industrial Development Revenue Bonds "AA+"; its Company Obligated Mandatorily Redeemable Convertible Preferred Securities "AA"; its commercial paper "A-1+"; and has ranked the Company's Common Stock "A+". Fitch has also rated the Company's outstanding publicly held Debentures and Industrial Development Revenue Bonds "AA+"; its Company Obligated Mandatorily Redeemable Convertible Preferred Securities "AA"; and its commercial paper "F-1+". Duff & Phelps has also rated the Company's outstanding publicly held Debentures and Industrial Development Revenue Bonds "AA+"; its Company Obligated Mandatorily
Redeemable Convertible Preferred Securities "AA"; and its commercial paper "D-1+". Moody's has assigned ratings of "Aa3" to the Company's outstanding publicly held Debentures; "aa3" to its Company Obligated Mandatorily Redeemable Convertible Preferred Securities; and "P-1" to the Company's commercial paper. Moody's, Fitch and Duff & Phelps do not rank or rate Common Stock. Each of the commercial paper ratings and the Common Stock ranking is the highest rating of such rating agency.

         An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigation, studies and assumptions, as they deem appropriate. A credit rating of a security is not a recommendation to buy, sell or hold securities. There is no assurance that any rating will apply for any given period of time or that a rating may not be adjusted or withdrawn.

                       CAPITAL REQUIREMENTS AND FINANCING

         The Company carries out a continuous construction program to maintain reliable and safe service and to meet future customer service requirements. The Company estimates that expenditures for construction, extension and improvement of service will require approximately $340 million in 1997. The Company's construction program is under continuous review and may be revised depending on business and economic conditions, regulatory action, governmental mandates, customer demand and other factors. Capital requirements will be financed from internally generated funds, other offered securities, the issuance of taxable and tax-exempt long-term debt, short-term borrowings, customer advances, and contributions in aid of construction.

         The Company maintains $600 million of committed bank lines of credit for general corporate purposes under which there were no amounts outstanding as of December 3, 1996.

                        DESCRIPTION OF OFFERED DEBENTURES

         The following description of the particular terms of the Offered Debentures supplements the description of the general terms and provisions of the Offered Debentures set forth in the accompanying Prospectus under the caption "Description Of The Debt Securities".

General

         The Offered Debentures will be issued under the Company's Indenture with The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee, dated August 15, 1991 as supplemented by an Eighth Supplemental Indenture, dated as of December 1, 1996, creating the Offered Debentures (the "Indenture"). The Offered Debentures will be issued in the aggregate principal amount of $200,000,000 and will bear the designation "7.05% Debentures Due 2046". The Offered Debentures will bear interest at the annual rate of 7.05%, payable on April 1 and October 1 of each year, commencing April 1, 1997, to the person in whose name the Offered Debentures are registered at the close of business on the preceding March 15 or September 15, as the case may be. The Offered Debentures will mature on October 1, 2046.

             The Offered Debentures may not be redeemed prior to maturity by the Company and do not provide for any sinking fund. The Offered Debentures will not be secured and will rank equally with any other indebtedness which is issued under the Indenture and not specifically subordinated to the Offered Debentures. The Offered Debentures will also rank equally with the unsecured obligations of the Company except as noted in the accompanying Prospectus.

         The  Offered  Debentures  will  be  held by the  owners  as  book-entry
securities  (see   "Description  Of  The  Debt  Securities  --  Book-Entry  Debt
Securities" in the accompanying Prospectus).

Concerning the Trustee

         The Chase Manhattan Bank, the Trustee under the Indenture under which the Offered Debentures and currently outstanding Debentures are issued, has periodically engaged in transactions with, or performed services for, the Company in the ordinary course of business. The Chase Manhattan Bank is also the trustee under an indenture dated January 15, 1996, as supplemented, pursuant to which $211,756,050 of principal amount of debentures issued to a wholly owned subsidiary of the Company are outstanding. The Chase Manhattan Bank is also the agent and a participant lender under the Company's committed bank lines of credit arrangements, under which no amounts were outstanding as of the date hereof.

                                  UNDERWRITERS

         Under the terms and subject to conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters has severally agreed to purchase the principal amount of the Offered Debentures set forth opposite its name below:
                                                                    Principal
                                                                    Amount of
                           Underwriters                             Debentures
                           ------------                            -----------
Lehman Brothers Inc............................................... $ 68,000,000
Morgan Stanley & Co. Incorporated................................... 66,000,000
Smith Barney Inc.................................................... 66,000,000
                                                                     ----------
           Total.................................................  $200,000,000
                                                                    ===========

         The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Offered Debentures are subject to the approval of certain legal matters by counsel and to certain other conditions. The nature of the Underwriters' obligations is such that they are committed to take and pay for all the Offered Debentures if any are taken.

         The Underwriters propose to offer part of the Offered Debentures directly to the public at the public offering price set forth on the cover page hereof and in part to selected dealers at a price which represents a concession not in excess of .50% of the principal amount of the Offered Debentures under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Offered Debentures to certain other dealers. After the initial offering of the Offered Debentures, the public offering price and concessions may be changed.

         The  Company  does not  intend  to apply  for  listing  of the  Offered
Debentures on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Offered Debentures, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Debentures and any such market-making may be discontinued at any time at the sole discretion of each of the Underwriters. Accordingly, no assurance can be given as to the liquidity of the trading market for the Offered Debentures.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL OPINIONS

         The validity of the Securities will be passed upon by Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York, counsel for the Company, and by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York, counsel for the Underwriters. Legal matters relating to required authorization, if any, of the Securities by the public utilities commissions in the various states will be passed upon by local counsel to the Company in the states of Arizona, Colorado, Hawaii, Louisiana and Vermont. Winthrop, Stimson, Putnam & Roberts and Simpson Thacher & Bartlett may rely upon such counsel as to certain matters governed by the laws of such states.


                                     EXPERTS

         The consolidated financial statements of the Company as of December 31, 1995, 1994 and 1993, and for each of the years then ended, incorporated by reference in this Prospectus Supplement from the Company's Annual Report on Form 10-K, have been so incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

===========================================================

         No  dealer,  salesman  or other  person  has been
authorized  to  give  any   information  or  to  make  any
representation    not   contained   in   this   Prospectus
Supplement or the  accompanying  Prospectus  and, if given
or made, such  information or  representation  must not be
relied upon as having been  authorized by the Company,  or
any agent or underwriter.  This Prospectus  Supplement and
the accompanying  Prospectus do not constitute an offer to
sell  or a  solicitation  of an  offer  to buy  any of the
securities  offered  hereby  in  any  jurisdiction  to any
person to whom it is  unlawful  to make such offer in such
jurisdiction.  Neither  the  delivery  of this  Prospectus
Supplement  or the  accompanying  Prospectus  nor any sale
made   hereunder   or   thereunder   shall,    under   any
circumstances,  create any implication that there has been
no change in the  affairs  of the  Company  since the date
hereof or thereof.
                __________________________

                    TABLE OF CONTENTS

                  Prospectus Supplement
                                                Page
                                                ----
Available Information      ......................S-2
Incorporation of Certain Documents by
     Reference ..................................S-2
Consolidated Summary Financial Information.......S-3
Citizens Utilities Company  .....................S-4
Application of Proceeds..........................S-4
Ratings of Company Securities....................S-5
Capital Requirements and Financing...............S-5
Description of Offered Debentures................S-6
Underwriters ....................................S-7
Legal Opinions...................................S-8
Experts  ........................................S-8

                        Prospectus
Available Information............................ 2
Incorporation of Certain Documents by
     Reference................................... 3
Citizens Utilities Company....................... 3
Financial Information............................ 4
Application of Proceeds.......................... 6
Capital Requirements and Financing............... 6
Description of the Debt Securities............... 6
Description of the Preferred Stock...............12
Description of the Common Stock
     Series A and Series B.......................13
Dividends on Common Stock
     Series A and Series B.......................13
Stock Dividend Sale Plan and Conversion of
     Common Stock Series A into Series B.........14
Common Stock Price Range.........................15
Common  Stock Transfer Agent.....................15
Pro Forma Statements of Income...................16
Legal Opinions...................................19
Experts  ........................................19
Plan of Distribution.............................19

===================================================

===================================================


     $200,000,000


   [Company Logo]

7.05% Debentures Due 2046



---------------------
PROSPECTUS SUPPLEMENT

 December 3, 1996

---------------------





   LEHMAN BROTHERS


 MORGAN STANLEY & CO.

          INCORPORATED

    SMITH BARNEY INC.


=======================